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                                                                    EXHIBIT 99.2

                 FIRST AMERICAN FUNDS BOARD OF DIRECTORS MEETING
                                JUNE 16-18, 2009

                         D&O INSURANCE AND FIDELITY BOND

RESOLVED, that the premiums to provide $50 million of D&O/E&O coverage with St. Paul Fire and Marine Insurance Company, Federal Insurance Company, and Axis Insurance Company (including a $10 million independent director-only layer) for the policy period ending June 30, 2010 be allocated to each Fund based upon each Fund's proportionate share of the sum of the premiums that would have been paid if such coverage were purchased separately by each of the Funds.

FURTHER RESOLVED, that the Board of Directors hereby finds that such premiums are fair and reasonable, and that the participation in the joint liability insurance policy is in the best interest of the Funds.

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are authorized, upon expiration of the Fidelity Bond on behalf of each of the Funds, to execute a Joint Fidelity Bond with Federal Insurance Company covering the affiliated investment companies managed by FAF Advisors, for the period ending June 30, 2010 in an amount to be determined pursuant to the provisions of Rule 17g-1(d) under the Investment Company Act of 1940, as amended; provided that the allocation of the premium be in accordance with a formula under which the Funds pay no more than their pro-rata share of premium based on relative asset size.

FURTHER RESOLVED, that the officers of the Funds are hereby authorized to enter into an Agreement Among Jointly Insured Parties in the form presented to the Board of Directors at their meeting held May 5-7, 2009.

FURTHER RESOLVED, that the officers of the Funds are hereby directed to file such Joint Fidelity Bond with the Securities and Exchange Commission in accordance with the requirements of Rule 17g-1(g).